Changes in Affiliates (New Affiliate)

POSCO India Steel Distribution Center Pvt. Ltd. is a new affiliate company of the POSCO Group. POSCO-IPPC, an affiliate of POSCO, owns 100 percent of the total issued and outstanding shares of POSCO India Steel Distribution Center Pvt. Ltd.

Company to be affiliated:

• Company Name: POSCO India Steel Distribution Center Pvt. Ltd.

• Total Assets (KRW): 377,645,100

• Total Shareholders’ Equity (KRW): 377,645,100

• Total Liabilities (KRW): -

• Total Capital (KRW): 377,645,100

• Current total number of affiliated companies: 128